SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

QUINCY ENERGY CORP.
(Name of Issuer)
COMMON SHARES
(Title of Class of Securities)
748397
(CUSIP Number)
December 31, 2005 (*this constitutes a late filing)
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP No. 748397

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANGLO PACIFIC GROUP PLC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,894,447 common shares(1)
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 4,894,447 common shares(1)
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,894,447 common shares(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1% (based on 47,756,330 common shares of the Issuer issued and outstanding as of November 16, 2005)(1)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)        Subsequent to December 31, 2005, Anglo purchased 25,000 shares of the Issuer in the open market and as of January 3, 2006 Anglo beneficially owns 4,894,447 common shares of the Issuer, comprised of: (a) 4,226,800 common shares; (b) 550,000 common shares issuable upon exercise of share purchase warrants exercisable until June 21, 2006 at an exercise price of CAD$0.65 ( US$0.56)(2) per share; and (c) 117,647 common shares issuable upon exercise of share purchase warrants exercisable until April 1, 2007 at an exercise price of CAD$1.10 ( US$0.95)(2) per share. Such shares constitute 10.25%

of the class, based on 47,756,330 common shares of the Issuer issued and outstanding as of November 16, 2005, and assuming the additional issuance of 667,647 shares in association with the exercise of the convertible securities owned by Anglo.

(2) Conversion rates in this filing from the Canadian dollar to the U.S. dollar are based upon the noon buying rate in New York on February 15, 2006 of CDN$1.1541:US$1.00, as certified by the Federal Reserve Bank of New York for customs purposes.

ITEM 1.

(a)

The name of the issuer is Quincy Energy Corp., a Nevada corporation (the "Issuer").

(b)

The principal executive office of the Issuer is:

309 Center Street
Hancock, Michigan
49930 USA

ITEM 2.

(a)

This Statement is filed by Anglo Pacific Group PLC ("Anglo" or the "Reporting Person").

(b)

The address of the principal business of Anglo is 17 Hill Street, Mayfair, London , England W1J 5NZ

(c)

                    Anglo is a public natural resources royalty company located in London, England, with a dual listing on the London Stock Exchange (symbol AGF) and the Australian Stock Exchange (symbol AGP).

(d)

The title of the class of securities is common shares.

(e)

The Issuer's CUSIP number is 748397

ITEM 3.         Not applicable:

ITEM 4.

(a)

Anglo beneficially owned 4,869,447 common shares of the Issuer as of December 31, 2005. On January 3, 2006 Anglo purchased an additional 25,000 shares of the Issuer in the open market and as of January 3, 2006, Anglo beneficially owns 4,894,447 common shares of the Issuer, comprised of: (a) 4,226,800 common shares; (b) 550,000 common shares issuable upon exercise of share purchase warrants exercisable until June 21, 2006 at an exercise price of CAD$0.65 ( US$0.56) per share; and (c) 117,647 common shares issuable upon exercise of share purchase warrants exercisable until April 1, 2007 at an exercise price of CAD$1.10 ( US$0.95) per share. Beneficial ownership is calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Conversion rates from the Canadian dollar to the U.S. dollar are based upon the noon buying rate in New York on February 15, 2006 of CDN$1.1541:US$1.00, as certified by the New York Federal Reserve Bank of New York for customs purposes.

(b)

As of January 3, 2006, Anglo beneficially owns 4,869,447 common shares of the Issuer, which shares constitute 10.1% of the class, based on 47,756,330 common shares of the Issuer issued and outstanding as of November 16, 2005, and assuming the additional issuance of 667,647 shares in association with the exercise of the convertible securities owned by Anglo.

(c)

Anglo has the sole direct power to vote and direct the disposition of all shares of the Issuer beneficially owned by Anglo.

ITEM 5.         Not applicable

ITEM 6.         Not applicable

ITEM 7.         Not applicable

ITEM 8.         Not applicable

ITEM 9.         Not applicable

ITEM 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2006

ANGLO PACIFIC GROUP PLC
by its authorized signatory:

/s/ Matthew Tack
_________________________
Name:  Matthew Tack
Title:     Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).